UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G*


                    Under the Securities Exchange Act of 1934


                           Special Metals Corporation
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   84741Y 10 3
                                   -----------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares reported herein is 11,625,000 which constitutes approximately 75.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 15,477,000 shares outstanding, and ownership figures reported are as of December 31, 1997.

                                                              Page 2 of 30 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Society Industrielle
         S.S. or I.R.S. Identifica-         de Materiaux Avances
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        France

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          5,952,000
Owned by Each              (7)   Sole Dispositive Power       5,952,000
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  5,952,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          38.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 CO

--------------------------------------------------------------------------------

                                                              Page 3 of 30 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           LWH Holding S.A.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Luxembourg

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          3,580,500
Owned by Each              (7)   Sole Dispositive Power       3,580,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,580,500

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          23.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 CO

--------------------------------------------------------------------------------

                                                              Page 4 of 30 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Carlos Lois Landin
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Argentina

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          3,580,500
Owned by Each              (7)   Sole Dispositive Power       3,580,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,580,000

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          23.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 IN

--------------------------------------------------------------------------------

                                                              Page 5 of 30 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Advanced Materials Investments
         S.S. or I.R.S. Identifica-         Holding S.A.
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Luxembourg

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          2,092,500
Owned by Each              (7)   Sole Dispositive Power       2,092,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,092,500

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          13.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 CO

--------------------------------------------------------------------------------

                                                              Page 6 of 30 pages

CUSIP NO. 84741Y 10 3                13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person           Jean Chauveau
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [ ]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Argentina

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power            0
Beneficially               (6)   Shared Voting Power          2,092,500
Owned by Each              (7)   Sole Dispositive Power       2,092,500
Reporting Person           (8)   Shared Dispositive Power     0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,092,500

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                  [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9          13.5%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                                 IN

--------------------------------------------------------------------------------

CUSIP NO. 84741Y 10 3                                         Page 7 of 30 pages


ITEM 1

       (A)-(B)    NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
                  OFFICES

                  This statement relates to the Common Stock, par value $0.01 per share (the "Stock"), of Special Metals Corporation, a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer are located at 4317 Middle Settlement Road, New Hartford, New York 13413.


ITEM 2

       (A)        NAMES OF PERSONS FILING

                  Pursuant to Rules 13d-1(f)(1)-(2) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G on behalf of Society Industrielle de Materiaux Avances a French societe anonyme ("SIMA"), LWH Holding S.A., a Luxembourg societe anonyme holding ("LWH"), Advanced Materials Investments Holding S.A., a Luxembourg societe anonyme holding ("AMI"), Carlos Luis Landin and Jean Chauveau (collectively, the "Reporting Persons").

       (B)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  Societe Industrielle de Materiaux Avances
                  41 Rue de Villiers - BP120
                  92202 Neuilly Sur Seine
                  Cedex, FRANCE

                  LWH Holding S.A.
                  3 Boulevard Royal
                  L-2449 LUXEMBOURG

                  Advanced Materials Investments Holding S.A.
                  3A Rue Guillaume Kroll
                  L-1882 LUXEMBOURG

                  Carlos Luis Landin
                  c/o LWH Holding S.A.
                  3 Boulevard Royal
                  L-2449 LUXEMBOURG

                  Jean Chauveau
                  c/o Advanced Materials
                  Investments Holding S.A.
                  3A Rue Guillaume Kroll
                  L-1882 LUXEMBOURG

CUSIP NO. 84741Y 10 3                                         Page 8 of 30 pages

       (C)        CITIZENSHIP

                  SIMA
                  France

                  LWH
                  Luxembourg

                  AMI
                  Luxembourg

                  Carlos Luis Landin
                  Argentina

                  Jean Chauveau
                  Argentina

       (D)        TITLE OF CLASS OF SECURITIES

                  This Schedule 13G relates to the Common Stock, par value $0.01 per share, of the Issuer.

       (E)        CUSIP NUMBER

                  The CUSIP number of the Stock is 84741Y 10 3.


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  (A) [ ] BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE
                          ACT

                  (B) [ ] BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

                  (C) [ ] INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF
                          THE ACT

                  (D) [ ] INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                          INVESTMENT COMPANY ACT

                  (E) [ ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
                          INVESTMENT ADVISERS ACT OF 1940

                  (F) [ ] EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT
                          TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SS. 240.13D-1(B)(1)(II)(F)

CUSIP NO. 84741Y 10 3                                         Page 9 of 30 pages

                  (G) [ ] PARENT HOLDING COMPANY, IN ACCORDANCE WITH SS.
                          240.13D-1(B)(II)(G) (NOTE:  SEE ITEM 7)

                  (H) [ ] GROUP, IN ACCORDANCE WITH SS. 240.13D-1(B)(1)(II)(H)


ITEM 4            OWNERSHIP

                  As of December 31, 1997:

                  (A)-(B)   AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS

                  SIMA

                  The aggregate number of shares of the Stock that SIMA owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,952,000 which constitutes approximately 38.5% of the outstanding shares of Stock.

                  LWH

                  The aggregate number of shares of the Stock that LWH owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,580,500, which constitutes approximately 23.1% of the outstanding shares of Stock.

                  AMI

                  The aggregate number of shares of the Stock that AMI owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,092,500, which constitutes approximately 13.5% of the outstanding shares of Stock.

                  Carlos Luis Landin

                  Because he beneficially owns 100% of the capital stock of LWH, Carlos Luis Landin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 3,580,500 shares of Stock owned of record by LWH, which constitutes approximately 23.1% of the outstanding shares of Stock.

                  Jean Chauveau

                  Because he beneficially owns 100% of the capital stock of AMI, Jean Chauveau may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the 2,092,500 shares of the Stock owned of record by AMI, which constitutes approximately 13.5% of the outstanding shares of Stock.

CUSIP NO. 84741Y 10 3                                        Page 10 of 30 pages


                  (C) NUMBER OF SHARES AS TO WHICH THE PERSONS FILING HAVE (I) SHARED POWER TO VOTE OR DIRECT THE VOTE; (II) SHARED POWER TO VOTE OR DIRECT THE VOTE; (III) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF; (IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           SIMA

                           SIMA has the shared power to vote or to direct the
vote and the sole power to dispose or direct the disposition of 5,952,000 shares of the Stock.

                           LWH

                           LWH has the shared power to vote or to direct the
vote and the sole power to dispose or direct the disposition of 3,580,500 shares of Stock.


                           AMI

                           AMI has the shared power to vote or to direct the
vote and the sole power to dispose or direct the disposition of 2,092,500 shares of Stock.


                           Carlos Luis Landin

                           Because he beneficially owns 100% of the capital
stock of LWH, Carlos Luis Landin has the shared power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,580,500 shares of Stock.


                           Jean Chauveau

                           Because he beneficially owns 100% of the capital
stock of AMI, Jean Chauveau has the shared power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,092,500 shares of the Stock.


                           Stockholders' Agreement

                           SIMA, LWH, AMI and the Company are parties to a
Stockholders' Agreement dated February 25, 1997 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, SIMA, LWH and AMI have agreed to vote all of the shares of Common Stock beneficially owned by them unanimously as a block in accordance with the instructions of the holders of a majority of the shares held by SIMA, LWH and AMI. In addition, the Company has agreed to nominate a number of persons for election as directors who are designated by the holders of a majority of the shares held by SIMA, LWH and AMI. The exact number of designated nominees is based on the percentage of the Company's outstanding

CUSIP NO. 84741Y 10 3                                        Page 11 of 30 pages


Common Stock held by SIMA, LWH and AMI. A copy of the Stockholders' Agreement is attached as Exhibit B hereto.


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]


ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  This Schedule 13G Statement is not being filed by a parent holding company.


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit A.


ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


ITEM 10           CERTIFICATION

                  Not applicable.

CUSIP NO. 84741Y 10 3                                        Page 12 of 30 pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                           Dated:  February 12, 1998


                                           SOCIETE INDUSTRIELLE
                                           DE MATERIAUX AVANCES

                                           By:/s/ Edouard Duval
                                           --------------------
                                           Name:  Edouard Duval
                                           Title: Directeur General



                                           LWH HOLDING S.A.

                                           By:/s/  Marie-Therese Gorges
                                           ----------------------------
                                           Name:   Marie-Therese Gorges
                                           Title:  Director



                                           ADVANCED MATERIALS
                                           INVESTMENTS HOLDING S.A.


                                           By:/s/ Guy Harles  /s/ Claude Kremer
                                           -------------------------------------
                                           Name:  Guy Harles      Claude Kremer
                                           Title: Director        Director


                                           /s/  Carlos Luis Landin
                                           -----------------------
                                           Carlos Luis Landin


                                           /s/  Jean Chauveau
                                           ------------------
                                           Jean Chauveau

CUSIP NO. 84741Y 10 3                                        Page 13 of 30 pages


                                  EXHIBIT INDEX


Exhibit          Name                                              Page
-------          ----                                              ----

A                Agreement pursuant to                              14
                 Rule 13d-1(f)(1)(iii) and
                 Power of Attorney

B                Stockholders' Agreement                            16